U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the U.S. Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Oaktree Funds

Address of Principal Business Office:	333 South Grand Avenue, 28th Floor
Los Angeles. California 90071

Telephone Number (including area code):	1-(213)-830-6300

Name and Address of Agent for Service of Process:	Todd Molz, Secretary
Oaktree Funds
333 South Grand Avenue, 28th Floor
Los Angeles. California 90071

Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A: Yes [X] No [   ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Los Angeles and the State of California on the 12th day of September, 2014.

OAKTREE FUNDS

By:	/s/ John Sweeney
John Sweeney President

Attest:	/s/ Todd Molz
Todd Molz Secretary